[GRAPHIC OMITTED] AHOLD                                             July 3, 2007

                                                                   Press Release

AHOLD COMPLETES SALE OF U.S. FOODSERVICE TO CD&R and KKR

Amsterdam, The Netherlands, July 3, 2007 - Ahold today announced that it has successfully completed the sale of U.S. Foodservice to a consortium of Clayton, Dubilier & Rice Fund VII, L.P. ("CD&R") and Kohlberg Kravis Roberts & Co L.P. ("KKR").

This follows the agreement announced on May 2, 2007 on a purchase price of $7.1 billion. Closing of the transaction was subject to the fulfilment of customary conditions, including anti-trust clearance and approval by Ahold's shareholders which was obtained at an Extraordinary General Meeting held on June 19, 2007.

John Rishton, Acting President and CEO, said today: "This is a milestone for Ahold. The sale of U.S. Foodservice is a significant step in implementing the company's strategy announced last November."

Ahold Press Office: +31 (0)20 509 5343

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